

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Zhixin Liu
President and Chief Executive Officer
Datasea, Inc.
20th Floor, Tower B, Guorui Plaza,1 Ronghua South Road
Technological Development Zone
Beijing, People's Republic of China 100176

>   **Re: Datasea, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 15, 2020**
>   **File No. 333-239183**

Dear Ms. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology